Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Minority Equality Opportunities Acquisition Inc. on Form S-1 of our report dated May 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Minority Equality Opportunities Acquisition Inc. as of April 21, 2021 and for the period from February 18, 2021 (inception) through April 21, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 28, 2021